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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-23780


 (Check one):  [ ] Form 10-K and Form 10-KSB      [ ]  Form 11-K
               [ ] Form 20-F                      [X]  Form 10-Q and Form 10-QSB
               [ ] Form N-SAR

 For period ended September 30, 2000

 [ ]  Transition Report on Form 10-K and 10-KSB

 [ ]  Transition Report on Form 20-F

 [ ]  Transition Report on Form 11-K

 [ ]  Transition Report on Form 10-Q and Form 10-QSB

 [ ]  Transition Report on Form N-SAR

     For the transition period ended____________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  MediaX Corporation

Former name if applicable_______________________________________________________


Address of principal executive office (Street and Number)

                      3455 La Cienega Boulevard, Building C
                      -------------------------------------

City, State and Zip Code   Los Angeles, CA 90016


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                                     PART II

                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [ ]   (a)     The reasons described in reasonable detail in Part III of
                       this form could not be eliminated without unreasonable effort or expense;

         [x]   (b)      The subject annual report, semi-annual report,
                        transition report on Forms 10-K, 10-KSB, 20-F, 11-K or
                        Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]   (c)      The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

            Corbin & Wertz was unable to complete the SAS 71 review of MediaX Corp. for the quarter ended September 30, 2000 due to unforeseen circumstances beyond the company's control. We are in the process of completing such review for the quarter ended September 30, 2000 and anticipate the review to be completed within the prescribed time set forth in Rule 12b-25(b)(2)(ii).

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                           Nancy Poertner        (310)             815-8002
                           -----------------------------------------------------
                                (Name)        (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X]   Yes     [ ]  No


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         (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ]  Yes   [X]  No


                               MediaX Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 2000                      By: /s/  Rainer Poertner, Chairman
                                                      Rainer Poertner, Chairman